UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ayala Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

05465V108

(CUSIP Number)

October 19, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐ Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05465V108	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Novartis Institutes for BioMedical Research, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 698,777
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 698,777

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,777
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Percentage based on 14,833,327 Shares outstanding on October 14, 2022, as reported by the Issuer in its Form 8-K filed with the SEC on October 19, 2022.

(The terms used above are defined in the Explanatory Note of this Schedule 13G Amendment)

CUSIP No. 05465V108	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Novartis AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 698,777
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 698,777

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,777
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO, HC

(1) Percentage based on 14,833,327 Shares outstanding on October 14, 2022, as reported by the Issuer in its Form 8-K filed with the SEC on October 19, 2022.

(The terms used above are defined in the Explanatory Note of this Schedule 13G Amendment)

CUSIP No. 05465V108	13G	Page 4 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 1 (this “Schedule 13G Amendment”) to the Schedule 13G filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2021 is being filed on behalf of Novartis AG, a Swiss corporation (“Novartis AG”), and its wholly owned subsidiary Novartis Institutes for BioMedical Research, Inc., a Delaware corporation (“NIBRI”, and together with Novartis AG, the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Shares”), of Ayala Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used in this Schedule 13G Amendment which are not defined herein have the meanings given to them in the original Schedule 13G.

Item 1.

(a)	Name of Issuer Ayala Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices Oppenheimer 4, Rehovot, Israel 7670104

Item 2.

(a)

Name of Person Filing

This statement is filed on behalf of the following persons with respect to Shares of the Issuer:

(i) NIBRI, a Delaware corporation, with respect to shares held by it; and

(ii) Novartis AG, a Swiss corporation, as the publicly owned parent of NIBRI, with respect to the shares held by NIBRI.

(b)

Address of the Principal Office or, if none, residence

The address of the principal business office of NIBRI is 250 Massachusetts Avenue, Cambridge, MA 02139.

The address of the principal business office of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

(c)

Citizenship

NIBRI is a corporation organized under the laws of Delaware and is an indirect wholly-owned subsidiary of Novartis AG.

Novartis AG is a corporation organized under the laws of Switzerland and is the publicly owned parent of NIBRI.

(d)	Title of Class of Securities Common Stock, par value $0.01 per share.

(e)	CUSIP Number 05465V108

CUSIP No. 05465V108	13G	Page 5 of 6 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 05465V108	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2022

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

By:	/s/ Scott Brown
Name: Scott Brown Title: VP General Counsel
NOVARTIS AG

By:	/s/ Lukas Förtsch
Name: Lukas Förtsch Title: Authorized Signatory
By:	/s/ Daniel Weiss
Name: Daniel Weiss Title: Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.2	Evidence of Signatory Authority